Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

BY EDGAR

July 10, 2015

Mr. Stephen Krikorian
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Intersections Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 17, 2014
Form 10-K for the fiscal year ended December 31, 2014
Filed March 27, 2015
File No. 000-50580

Ladies and Gentlemen:

Reference is made to your letter dated July 8, 2015, addressed to Ronald L. Barden, relating to the above referenced filings made by Intersections Inc. (“the Company”) with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of July 10, 2015 between myself and Amanda Kim, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to August 5, 2015. The extension was requested as the Company needs additional time to prepare a response, as it is currently preparing its Form 10-Q for the three months ended June 30, 2015.  We appreciate the Staff’s accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-3056.

Very truly yours,

/s/ Tracy Ward

Tracy Ward
Principal Accounting Officer